FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the National Stock Exchange of India Limited, dated April 1, 2009
2.	Letter to the Bombay Stock Exchange Limited, dated April 1, 2009
3.	Letter to the National Stock Exchange of India Limited, dated April 1, 2009
4.	Letter to the Bombay Stock Exchange Limited, dated April 1, 2009

ITEM 1

April 1, 2009

Mr. Hari K.
Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Repurchase and Subsequent Extinguishment of Bonds

We wish to inform you that ICICI Bank Limited has repurchased and subsequently extinguished bonds aggregating to face value US $ 75.875 million out of the US $ 2 billion 6.625% bonds due 2012 issued on October 3, 2007 and US $15 million out of the US$ 750 million 5.75% bonds due 2012 issued on January 12, 2007 from its Bahrain Branch on a stand-alone basis.

The repurchase was carried out through open market purchases by dealers acting on behalf of ICICI Bank.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan

ITEM 2
April 1, 2009

Mr. Gopalkrishna Iyer
General Manager - Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 051

Dear Sir,

Repurchase and Subsequent Extinguishment of Bonds

We wish to inform you that ICICI Bank Limited has repurchased and subsequently extinguished bonds aggregating to face value US $ 75.875 million out of the US $ 2 billion 6.625% bonds due 2012 issued on October 3, 2007 and US $15 million out of the US$ 750 million 5.75% bonds due 2012 issued on January 12, 2007 from its Bahrain Branch on a stand-alone basis.

The repurchase was carried out through open market purchases by dealers acting on behalf of ICICI Bank.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan

ITEM 3

April 1, 2009

Mr. Hari K.
Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Repayment of Notes

ICICI Bank has repaid EUR 600 million floating rate notes that matured on March 30, 2009.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan

ITEM 4
April 1, 2009

Mr. Gopalkrishna Iyer
General Manager - Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 051

Dear Sir,

Repayment of Notes

ICICI Bank has repaid EUR 600 million floating rate notes that matured on March 30, 2009.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 1, 2009	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Assistant General Manager